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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Finocchiaro, MaryJo		12/20/02
	450 East Las Olas Boulevard (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			Boca Resorts, Inc. "RST"		☐ Director ☐ 10% Owner	☒ Officer (give title below) ☐ Other (specify below)
	Fort Lauderdale, FL 33301 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)		Vice President and Corporate Controller
			Not Applicable	7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	Stock Options		(1)	09-12-07		Class A Common	6,391		$21.13/sh.		D		Not Applicable

	Stock Options		(2)	01-02-08		Class A Common	6,136		$17.25/sh.		D		Not Applicable

	Stock Options		(3)	01-04-09		Class A Common	7,500		$9.31/sh.		D		Not Applicable

	Stock Options		(4)	01-03-10		Class A Common	10,000		$9.75/sh.		D		Not Applicable

	Stock Options		(5)	11-02-10		Class A Common	15,000		$13.69/sh.		D		Not Applicable

	Stock Options		(6)	11-05-11		Class A Common	18,000		$9.32/sh.		D		Not Applicable

	Stock Options		(7)	11-19-12		Class A Common	18,000		$11.16/sh.		D		Not Applicable

Explanation of Responses:

(1) The options were granted on September 12, 1997 and vest in four equal annual installments beginning on September 12, 1998.

(2) The options were granted on January 2, 1998 and vest in four equal annual installments beginning on January 2, 1999.

(3) The options were granted on January 4, 1999 and vest in four equal annual installments beginning on January 4, 2000.

(4) The options were granted on January 3, 2000 and vest in four equal annual installments beginning on January 3, 2001.

(5) The options were granted on November 2, 2000 and vest in four equal annual installments beginning on November 2, 2001.

(6) The options were granted on November 5, 2001 and vest in four equal annual installments beginning on November 5, 2002.

(7) The options were granted on November 19, 2002 and vest in four equal annual installments beginning on November 19, 2003.

MARYJO FINOCCHIARO	1/2/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.